Exhibit 99.2

MACOM Announces Definitive Agreement to Acquire AppliedMicro

Deal to Accelerate and Broaden Breakout in Cloud Data Centers;

MACOM Intends to Divest Compute Business within 100 Days of Closing

LOWELL, Mass., November 21, 2016 - MACOM Technology Solutions Holdings, Inc. (NASDAQ: MTSI) (“MACOM”), a leading supplier of high-performance analog RF, microwave, millimeterwave and photonic semiconductor products, today announced it has entered into a definitive agreement to acquire Applied Micro Circuits Corporation (NASDAQ:AMCC) (“AppliedMicro”), a global leader in Connectivity and Computing solutions for next-generation cloud infrastructure and Data Centers, for approximately $8.36 per share, consisting of $3.25 in cash and 0.1089 MACOM shares per share of AppliedMicro. This price for each share of AppliedMicro represented a 15.4% premium over the company’s closing price of $7.25 on Friday, November 18th. MACOM intends to divest the well-positioned but non-strategic Compute business within the first 100 days of closing.

Transaction Highlights Include:

•	Transaction valued at approximately $770 million for AppliedMicro’s approximately $165 million in TTM revenue (including the Compute business) and $82 million of cash and short-term investments at September 30, 2016

•	MACOM and AppliedMicro’s pro forma combined TTM revenue was approximately $709 million including AppliedMicro’s Compute business, or approximately $644 million excluding the Compute business

•	AppliedMicro’s Connectivity business is highly complementary to MACOM’s product portfolio, through the addition of market-leading OTN framers, MACsec Ethernet networking components and the industry’s leading single-lambda PAM4 platform

•	Transaction to accelerate MACOM’s significant growth in optical technologies for Cloud Service Providers and Enterprise Network customers serving the high-growth, high-margin Data Center market

•	AppliedMicro’s leadership PAM4 solutions based on FinFET technology and custom engagements with top-tier Data Center and service provider customers is expected to strengthen MACOM’s competitive position with those customers

•	MACOM expects to improve the profitability of AppliedMicro by divesting the Compute business and by delivering on substantial revenue and cost synergies

•	Excluding the Compute business, MACOM expects this transaction to be accretive to its non-GAAP gross margin, non-GAAP operating margin and non-GAAP EPS, in MACOM’s fiscal year ending September, 2017

•	MACOM to benefit from over $600 million of tax net operating loss carry forwards

Commenting on the transaction, John Croteau, President and Chief Executive Officer, stated, “This transaction will accelerate and expand MACOM’s breakout opportunity in Enterprise and Cloud Data Centers. MACOM will now be able to provide all the requisite semiconductor content for optical networks - analog, photonic and PHY - from the switch to fiber for long haul, metro, access, backhaul and Data Center. AppliedMicro’s 100G to 400G single-lambda PAM4 platform should perfectly complement MACOM’s leadership in analog and photonic components for Data Centers.

Notably, the IEEE recently recommended the adoption of AppliedMicro’s single lambda PAM4 solution to be an industry standard for enterprise and Data Center connectivity, positioning this technology as the solution of choice going forward. Additionally, AppliedMicro’s Connectivity business aligns well with MACOM’s differentiated, high-growth business model, offering non-GAAP gross margins well in excess of MACOM’s long term target operating model, long product life cycles, and sticky customer relationships.”

“AppliedMicro also provides value-added technologies including SerDes, high speed analog-to-digital and digital-to-analog converters with industry-leading engineering competencies and long product lifecycles. Importantly, we expect that this transaction will establish MACOM with an incumbent position supplying strategic components and enterprise and cloud Data Center customers.”

MACOM intends to divest AppliedMicro’s well-positioned Compute business within 100 days from closing the transaction, as the business does not strategically align with MACOM’s long-term focus. AppliedMicro has been exploring strategic options for the Compute business and there is known strategic interest among several potential buyers and investors. MACOM will continue to support Compute customers and partners during this transition.

“This is an exciting day for AppliedMicro, and we are pleased to be joining forces with MACOM. The transaction affirms the value that our employees have created and provides a strong path forward for our Connectivity business while delivering AppliedMicro stockholders a robust premium,” said Paramesh Gopi, President and CEO, AppliedMicro. “This transaction will create an industry powerhouse with the scale, deep customer relationships, innovative technology, and enabling products that will help deliver explosive growth in Enterprise and Cloud Data Centers. In addition, this agreement provides a promising path forward for the Compute business, which is in the process of bringing AppliedMicro’s highly-competitive third-generation X-Gene processor to market. X-Gene is well-positioned to address the large opportunity for mainstream server processors with its proven high performance cores, scalable interconnect and high per socket memory capabilities.”

MACOM intends to commence a tender offer to purchase each outstanding common share of AppliedMicro for approximately $8.36 per share, consisting of $3.25 in cash and 0.1089 MACOM shares per share of AppliedMicro. MACOM will assume certain equity awards held by AppliedMicro employees. The transaction value is approximately $770 million in diluted equity value, or approximately $688 million net of AppliedMicro’s cash position of approximately $82 million as of September 30, 2016. The transaction is expected to be accretive to MACOM’s non-GAAP gross margin, non-GAAP operating margin and non-GAAP EPS in fiscal year 2017, excluding the Compute business. AppliedMicro stockholders are expected to own approximately 15% of the combined company on a pro forma basis. MACOM expects to pay the cash portion of the acquisition price from cash on hand. The boards of directors of both companies have approved the transaction, which is subject to customary closing conditions and regulatory approvals. MACOM currently expects the transaction to close in the first calendar quarter of 2017.

Evercore is acting as exclusive financial advisor and Ropes & Gray LLP is serving as legal counsel to MACOM.

Morgan Stanley & Co. LLC is acting as exclusive financial advisor and Pillsbury Winthrop Shaw Pittman LLP is serving as legal counsel to AppliedMicro. The board of directors of AppliedMicro received a fairness opinion from Morgan Stanley & Co. LLC and Needham & Company, LLC.

Conference Call and Slide Presentation Information

MACOM will host a conference call on Monday, November 21 at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time). The conference call will be broadcast live over the Internet with a slide presentation and can be accessed by all interested parties on the Investor section of MACOM’s website at http://ir.macomtech.com/. On the call will be John Croteau, MACOM’s President and Chief Executive Officer, and Robert McMullan, MACOM’s Chief Financial Officer. Investors and analysts are invited to participate on the call. To listen to the live call, please go to the Investor section of MACOM’s website and click on the Conference Call link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

When: Monday, November 21, 2016

Time: 9:00 a.m. Eastern Time

Dial in: 1+(877) 837-3908; outside the U.S. 1+(973) 872-3000

Participant Code: 24085998

Live Webcast: http://ir.macom.com/events.cfm

For those unable to participate during the live broadcast, a replay will be available shortly after the call and will be available on MACOM’s website for 7 days. The replay dial-in number is 1-(855) 859-2056 and the pass code is 24085998. International callers should dial +1(404) 537-3406 and enter the same pass code at the prompt. Additionally, the conference call will be broadcast live over the Internet and can be accessed by all interested parties for approximately 60 days in the Investor Relations section of the Company’s website at http://ir.macomtech.com/

Further details of the transaction are set out in MACOM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 21, 2016.

About MACOM

MACOM enables a better-connected and safer world by delivering breakthrough semiconductor technologies for optical, wireless and satellite networks that satisfy society’s insatiable demand for information.

Today, MACOM powers the infrastructure that millions of lives and livelihoods depend on every minute to communicate, transact business, travel, stay informed, and be entertained. Our technology increases the speed and coverage of the mobile Internet and enables fiber optic networks to carry previously unimaginable volumes of traffic to businesses, homes, and datacenters.

Keeping us all safe, MACOM technology enables next-generation radars for air traffic control and weather forecasting, as well as mission success on the modern networked battlefield.

MACOM is the partner of choice to the world’s leading communications infrastructure, aerospace and defense companies, helping solve their most complex challenges in areas including network capacity, signal coverage, energy efficiency, and field reliability, through its best-in-class team and broad portfolio of analog RF, microwave, millimeterwave, and photonic semiconductor products.

MACOM is a pillar of the semiconductor industry, thriving for more than 60 years of daring to change the world for the better, through bold technological strokes that deliver true competitive advantage to customers and superior value to investors.

Headquartered in Lowell, Massachusetts, MACOM is certified to the ISO9001 international quality standard and ISO14001 environmental management standard. MACOM has design centers and sales offices throughout North America, Europe, Asia and Australia.

MACOM, M/A-COM, M/A-COM Technology Solutions, M/A-COM Tech, Partners in RF & Microwave, and related logos are trademarks of MACOM. All other trademarks are the property of their respective owners. For more information about MACOM, please visit www.macom.com follow @MACOMtweets on Twitter, join MACOM on LinkedIn, or visit the MACOM YouTube Channel.

About AppliedMicro

AppliedMicro Circuits Corporation (Nasdaq:AMCC) is a global leader in computing and connectivity solutions for next-generation cloud infrastructure and data centers. AppliedMicro delivers silicon solutions that dramatically lower total cost of ownership. Corporate headquarters are located in Santa Clara, California. www.apm.com.

# # #

Company Contact:

MACOM Technology Solutions Holdings, Inc.

Bob McMullan

Chief Financial Officer

P: 978-656-2753

E: bob.mcmullan@macom.com

MACOM Investor Relations Contact:

Shelton Group

Leanne K. Sievers, EVP

P: 949-224-3874

Brett L. Perry, Vice President

P: 214-272-0070

E: sheltonir@sheltongroup.com

AppliedMicro Investor Relations Contact:

The Blueshirt Group

Suzanne Schmidt, Managing Director

P: 415-217-4962

E: suzanne@blueshirtgroup.com

Forward-Looking Statements and Use of Non-GAAP Financial Measures

DISCLOSURE NOTICE: This document contains forward-looking information related to MACOM, AppliedMicro and the proposed acquisition of AppliedMicro by MACOM that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of AppliedMicro’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of MACOM’s common stock and on MACOM’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for AppliedMicro products; and competitive developments.

A further description of risks and uncertainties relating to MACOM and AppliedMicro can be found in their respective Annual Reports on Form 10-K for the fiscal years ended September 30, 2016 and March 31, 2016, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

We make references in this presentation to certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (GAAP), including non-GAAP gross margin, operating margin and EPS. These non-GAAP measures are provided to enhance the user’s overall understanding of the potential impact of the AppliedMicro transaction. We are unable to provide a quantitative reconciliation of these non-GAAP measures to the most directly comparable GAAP measure because we cannot reliably forecast transaction, integration and other costs related to the AppliedMicro transaction, which are difficult to predict and estimate.

The information contained in this document is as of November 21, 2016. Neither MACOM nor AppliedMicro assumes any obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of AppliedMicro stock described in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that MACOM and its offering subsidiary, Montana Merger Sub I, Inc. (“Purchaser”), will file with the SEC.

Purchaser plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; AppliedMicro plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer; and MACOM plans to file a registration statement on Form S-4 that will serve as a prospectus for MACOM stock to be issued as consideration in the offer and the mergers. These documents will contain important information about MACOM, AppliedMicro and the mergers. AppliedMicro stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to AppliedMicro stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting MACOM’s investor relations department at (949) 224-3874 or AppliedMicro’s investor relations department at (415) 217-4962.

In addition to the SEC filings made in connection with the transaction, each of MACOM and AppliedMicro files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. MACOM’s and AppliedMicro’s filings with the SEC are also available to the public from commercial document-retrieval services and at the at http://www.sec.gov.